Exhibit 4.7

DATED 10 JULY 2003

(1) YELL GROUP PLC

(2) JOHN DAVIS

DIRECTOR’S SERVICE CONTRACT

WEIL, GOTSHAL & MANGES

ONE SOUTH PLACE, LONDON EC2M 2WG

TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

WWW.WEIL.COM

DATED 10 JULY 2003

PARTIES

(1)	YELL GROUP PLC (registered number 4180320) whose registered office is at Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT (the “Company”); and

(2)	JOHN DAVIS whose address is 24 Yeomans Row, London SW3 2AH (the “Director”).

1	INTERPRETATION

1.1	In this Agreement the following expressions shall mean:

“Associated Company”	any company or venture in which the Company or a subsidiary has a shareholding or equity participation;

“Board”	the board of directors of the Company or a committee of the board;

“Group”	the Company, its Subsidiaries, its holding company, (as defined in s.736 of the Companies Act 1985 as amended) and subsidiaries of its holding company;

“Group Company”	the Company and any other member of the Group for the time being;

“Incapacity”	any sickness, injury or other like cause incapacitating the Director from performing his duties under this Agreement and “incapacitated” shall be construed accordingly;

“Model Code”	the Model Code set out in the appendix to Chapter 16 of the United Kingdom Listing Authority Rules issued from time to time;

“Recognised Investment Exchange”	as defined in s.313 of the Financial Services and Markets Act 2000;

“Salary”	£340,000 a year or such higher salary as may be determined by the Board;

“Subsidiary and Holding Company”	any subsidiary or holding company which for the time being is a subsidiary company (as defined in s.736 of the Companies Act 1985 as amended by the Companies Act 1989) of the Company.

1.2	A reference to something being determined, specified or required by the Company includes a determination, specification or requirement from time to time.

1.3	References in this Agreement to statutes shall include any statute modifying, re-enacting, extending or made pursuant to the same or which is modified, re-enacted or extended by the same.

1.4	Headings are for ease of reference only and shall not be taken into account in the constructions of this Agreement.

2	PERIOD

2.1	Subject to Paragraph 17, this Agreement will commence upon admission of the Company’s share capital to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc and will continue thereafter until either the Company or the Director has given to the other previous written notice of not less than twelve months.

2.2	The date on which the Director’s period of continuous employment began is 25 September 2000.

3	DUTIES

3.1	The Company shall employ the Director as a full-time executive director of the Company in the position of Chief Financial Officer.

3.2	The position will initially be based in Reading.

3.3	The Director will perform such duties for the Group and Associated Companies as the Board shall reasonably specify and are consistent with Clause 3.5 below, at such locations in the United Kingdom or overseas, as the Board and the Director shall agree and accordingly, the Company will consult with the Director in advance of any proposed change of his normal place of work.

3.4	The Director will be bound by the Model Code share dealing rules, any other rules specified by the Board and the Company’s Articles of Association as altered from time to time.

3.5	The Director shall during his employment under this Agreement:

3.5.1	exercise the powers and perform such duties as are consistent with the role of Chief Financial Officer and are appropriate to his status, qualifications and experience including representing the Company to customers, suppliers, shareholders and generally reporting to the Board on all issues and such other duties as the Board may from time to time properly and reasonably assign to him either in his capacity as Director or in connection with the business of the Company or the business of any one or more Group Company (including serving on the board of or any other executive body or any committee of such Group Company);

3.5.2	endeavour to promote, develop and extend the business of the Company and of any Group Company; and

3.5.3	comply with the proper and reasonable directions and regulations of the Board and shall, except during holidays and periods of absence due to ill health or other incapacity, or as provided for elsewhere in this Agreement devote his full time and attention to the performance of his duties under this Agreement.

3.6	The Director is exempt from the requirements (save for annual leave) of the Working Time Regulations 1998.

3.7	The Director shall keep the Board properly informed (in writing if reasonably required by the Board) of his conduct of all business on behalf of the Company and any Group Company and shall give to the Board all such information as to the affairs of the Company and the Group as it shall properly and reasonably require.

3.8	The Company shall ensure that the Director shall have available such authority from the Board, such access to information and company records and such assistance from other administrative and managerial employees of the Company, consultants and professional advisors as are necessary for the proper performance of his duties.

3.9	During his employment under this Agreement the Director shall not (without prejudice to the Director’s rights and remedies under this Agreement and at common law in circumstances constituting constructive dismissal) do anything that would cause him to be disqualified from continuing to act as a Director of the Company or any other Group Company.

4	CONFLICTS

4.1	The Director will promote, and not do any thing which is harmful or conflicts with, the interests and reputation of the Group.

4.2	The Director will not without obtaining the written consent of the Board:

4.2.1	work for any other person, business, organisation or company; or

4.2.2	hold any shares or interests in any business or company that is likely to compete with the business of the Group.

4.3	Provided that the Director shall be entitled to hold (and receive director fees in respect of) no more than 3 non-executive directorships subject to having obtained the prior approval of the Board before accepting any such appointments and subject also to there being no conflict of interest between the interests of the Company and/or the Group and the interests of the company in respect of which the Director wishes to accept such a directorship.

4.4	The Director shall not hold or otherwise be interested in more than five per cent of any class of shares or securities in any company quoted on a Recognised Investment Exchange. The Director may hold or otherwise be interested in less than five per cent of such shares provided that the Director shall make full and accurate disclosure to the Board upon request of all shares and securities which he holds or in which he is beneficially interested.

4.5	The Director shall not during the term of this Agreement without the consent of the Board seek or accept from any actual or prospective customer, contractor or supplier of the Company or any Group Company any gift, gratuity or benefit of material value or any hospitality otherwise than properly in the performance of his duties to the Company or any Group Company of a kind and value not lavish, extravagant or inappropriate.

5	SALARY, BONUS AND SHARE SCHEMES

5.1	The Director will be paid the Salary which shall be reviewed annually in twelve equal monthly installments, payable on the last business day of each month. The Company reserves the right to deduct or withhold from the Director’s salary any amounts owing to the Company by the Director provided it will not do so without obtaining the Director’s confirmation that amount claimed is properly owing.

5.2	The Director will be eligible to receive a bonus subject to the achievement of performance targets in respect of each financial year of the Company including the financial year in which this Agreement commences. The performance targets will be set annually by the Board (or a committee designated by the Board to set performance targets) having regard to (but without having to adopt or utilise) the performance targets recommended by the Director. The bonus range shall be between 40% and 100% of the Salary. If the Company achieves target earnings (as set by the Board or any designated Committee) (net of the Director’s bonus) in any financial year, the Director will be entitled to a bonus of 65% of the Salary (“on target bonus”) increasing to a maximum of 100% of the Salary if the said performance targets are also met in the relevant financial year.

5.3	In the event that the Director’s employment is terminated by the Company (other than lawfully pursuant to Paragraph 17.2), on the termination of the Director’s employment he shall be entitled to a pro-rata bonus payment for the period from start of the bonus year to the date on which his employment terminates based on whichever is the greater of the following:

5.3.1	an amount determined at the Board’s (or designated committee’s) discretion, acting in good faith, based on a projection of performance for that year having regard to performance to date in that year and any other factors which the Board (or designated committee’s) reasonably decides to be relevant; or

5.3.2	on target bonus.

5.4	The Director shall be entitled to participate in any share scheme operated from time to time by the Company in respect of directors, officers or senior management. The Director’s rights in relation to this Agreement are separate from and shall not be affected by any participation in any share scheme and his participation shall be subject to the rules of such scheme from time to time. If the Director’s employment is terminated for whatever reason whether lawfully or unlawfully, the Director agrees that save as provided for elsewhere in this Agreement he shall not be entitled by way of damages for breach of contract or compensation for loss of office or otherwise to any sum, any shares or other benefits to compensate him for the loss or diminution in value of any actual or prospective rights, benefits or expectations in relation to any scheme.

5.5	The Director shall as soon as reasonably practicable after the date hereof be awarded an initial grant of options under the Yell Group plc Executive Share Option Scheme with an aggregate market value equal to 5 times the Director’s Salary, such options to be subject to any performance conditions set the remuneration committee of the Board in relation to such grant.

5.6	The Company proposes to make annual awards or grants of share options under its executive share plans as appropriate. The performance targets and provisions pertaining to each award/grant of options will be determined by a committee designated by the Board to set performance targets in due course.

6	PENSION AND LIFE COVER

The terms of the provision of pension benefits will be advised separately but will be consistent with the Director’s current arrangements.

The Director will also be entitled to life assurance cover (either under the said pension arrangements or separately) equivalent to four times annual Salary.

7	HOLIDAY

The Director will be entitled to paid statutory holidays and to 25 days paid holiday in each year which accrues rateably each month in arrears, to be taken at times agreed with the Board. Up to ten days leave may be carried over to the following year. Any excess over ten days may be carried over subject to agreement by the Board. On termination of employment, the Director shall be entitled to a payment in lieu of any accrued but untaken holiday entitlement, or if the Director has exceeded his pro-rata entitlement, the Company shall be entitled to deduct the appropriate amount from any payments due to the Director or otherwise require reimbursement from the Director.

8	CAR

The Director will be entitled to a car or to choose a cash alternative. If a car is selected, the make and model will be commensurate with his position as Chief Financial Officer. The Company will meet the cost of maintenance, insurance, motor vehicle tax, petrol and breakdown recovery. The benefit value and cash alternative will be at the discretion of the Board. The initial value will be £15,600 per annum payable in 12 monthly installments and will be subject to review from time to time.

9	TELECOMMUNICATIONS FACILITIES

9.1	The Company will either (at its election) provide the Director with free home telecommunication services, or will discontinue these arrangements and instead make a one-off cash payment to the Director in lieu of the benefit.

9.2	The Company will meet the reasonable cost of the Director’s membership of such professional bodies as are reasonably necessary for the performance of his duties under this Agreement.

9.3	The Company shall also pay the Director’s reasonable membership fees for membership of a health and leisure club.

10	LIABILITY INSURANCE

10.1	The Company has obtained appropriate directors’ and officers’ liability insurance for the Director’s benefit and will use its reasonable endeavours to maintain such insurance in force for so long as the Director remains a director of the Company. The Company will notify the Director in the event that the directors’ and officers’ liability insurance referred to above is no longer in place. A copy of the policy document is available from the Company on request.

11	SICK PAY AND HEALTH COVER

11.1	The Director will be entitled to receive full salary and benefits during any period of absence through illness or injury (inclusive of any statutory sick pay) for up to 120 working days and thereafter up to 120 working days at half salary in any period of 12 months, subject to production of medical certificates and to such other requirements as the Company may reasonably request.

11.2	The Company will arrange private health cover for the Director, the Director’s spouse and children under the age of 18 (or older if in full-time education) and dental cover for the Director and the Director’s spouse, as determined by the Company. Alternatively, the Company may, at the discretion of the Board, meet the cost of the Director’s individual arrangements.

11.3	The Company will also arrange long-term disability insurance for the Director providing salary continuance cover at a rate equivalent to 50% of the Salary.

11.4	Benefits under any insurance schemes referred to in Paragraphs 11.2 and 11.3 are subject to the rules of the scheme and the terms of any applicable insurance policy and are conditional on the Director (and, if applicable, the Director’s spouse) complying with and satisfying any applicable requirements of the insurer. The Company will not have any liability to pay any benefit to the Director under any insurance scheme unless it receives payment of the benefit from the insurer.

12	MEDICAL EXAMINATION

The Company may, at its expense, require the Director to be examined annually by a medical practitioner of the Company’s choice and at such other times as the Company may reasonably require. The Director consents to the medical records and reports arising out of such examination being disclosed to the Company and will provide any necessary consents in respect of such disclosure.

13	EXPENSES

The Company will reimburse authorised expenses properly incurred in the course of the Director’s duties including all reasonable travelling (excluding travel to and from work), hotel, entertainment and other out of pocket expenses against receipts or other proof of expenditure.

14	FINANCIAL ADVICE

The Company will pay the cost of personal tax and financial planning advice up to a maximum of £3,000 (excluding VAT) a year, such cost to be reimbursed against receipts.

15	GRIEVANCE PROCEDURE

15.1	If the Director wishes to seek redress of any grievance relating to his employment (other than one relating to a disciplinary decision) he should refer such grievance to the Chairman of the Board and, if the grievance is not resolved by discussion with him, it will be referred to the Board for resolution.

15.2	The Company’s disciplinary procedures from time to time in force shall apply to the Director, provided that such procedures are not intended to have contractual effect.

16	OBLIGATION TO PROVIDE WORK

16.1	The Company is under no obligation to provide the Director with work and may:

16.1.1	suspend the Director, if the Board considers this appropriate and upon giving full reasons for any such decision and the intended duration of any such suspension, for up to three months; or

16.1.2	if notice to terminate this Agreement has been given, vary the Director’s duties or require the Director to cease performing all duties for up to six months in total (“Garden Leave”)

in which case the Company may exclude the Director from the premises of the Group but will continue to pay the Salary in accordance with Paragraph 5.1 and provide the benefits under this Agreement until this Agreement terminates.

16.2	During any period of Garden Leave the Director shall:

16.2.1	remain an employee of the Company;

16.2.2	not have any communication or contact with any customer, supplier, or employee, officer, director agent or consultant of the Company or any Group Company; and

16.2.3	keep the Company reasonably informed of his whereabouts so that he can be called upon to perform any appropriate duties as required by the Company.

16.3	Where Paragraph 16.1.2 applies, the Director will at the Company’s request promptly resign in writing as a director of the Company (and as a member of any committee of the Board) and of any company of which the Company is a shareholder (if necessary, in accordance with Paragraph 17.5) but this Agreement will not terminate solely by virtue of the Director resigning under this sub-paragraph.

17	TERMINATION

17.1	The employment of the Director under this Agreement shall terminate automatically in the event of his ceasing to be a Director of the Company and in that event the Director shall have no claim for damages against the Company in respect of the loss of his office unless he shall so cease:-

17.1.1	by reason of his not being re-elected as a Director of the Company at any annual general meeting of the Company at which he is to retire by rotation; or

17.1.2	by virtue of a resolution passed by the members of the Company in general meeting to remove him as a Director; or

17.1.3	by virtue of his removal from his office as a Director by notice in writing signed by all his co-Directors served in accordance with the Company’s Articles of Association; or

17.1.4	in circumstances where he is either wrongfully or constructively dismissed by the Company and at the time of such failure to re-elect or of such removal the Company is not otherwise entitled to determine his employment under this Agreement.

17.2	The employment of the Director under the Agreement may be terminated by the Company immediately without notice if:

17.2.1	the Director is or becomes incapacitated under the Agreement for one hundred and twenty (120) working days in aggregate in any period of twelve (12) months provided that the Company shall not be entitled to terminate for so long as such termination would prevent the Director being considered for or receiving any insurance or medical benefits provided or paid for by the Company;

17.2.2	the Director shall be or become of unsound mind or become a patient under the Mental Health Act 1983 or for any purpose of any statute relating to mental health provided that the Company shall not be entitled to terminate for so long as such termination would prevent the Director being considered for or receiving any insurance or medical benefits provided or paid for by the Company; or

17.2.3	the Director shall enter into any compensation or arrangement with or for the benefit of his creditors including a voluntary arrangement under the Insolvency Act 1986; or

17.2.4	the Director shall be made the subject of a bankruptcy order or administration order or shall apply for an interim receiving order under Section 253 of the Insolvency Act 1986; or

17.2.5	the Director shall be determined following a proper disciplinary process to have committed a material act of dishonesty whether relating to the Company, any Group Company, any employee of the Company or any Group Company or otherwise; or

17.2.6	the Director is guilty or any gross misconduct or commits any serious or persistent breach of any of his obligations to the Company or any Group Company whether under this Agreement or otherwise or refuses or neglects to comply with any lawful orders or directions given to him by the Company consistent with the terms of the Agreement; or

17.2.7	the Director is guilty of any conduct which publicly brings himself, the Company or any Group Company into serious disrepute so as to materially affect the business of the Company and/or the Group; or

17.2.8	the Director is prohibited or disqualified from holding the office which he holds in the Company or any Group Company in which he is concerned or interested or if he resigns from any such office without the prior written consent of the Company or any Group Company of which he has been appointed a Director; or

17.2.9	the Director is convicted of any criminal offence for which a custodial sentence is imposed (other than an offence under the Road Traffic legislation in the United Kingdom or elsewhere for which a time or non-custodial penalty in imposed); or

17.2.10	the Director shall come to be addicted to or habitually under the influence of any drug (not being a drug prescribed for him by a medical doctor for the treatment of a condition other than drug addiction) the possession of which is controlled by law provided that the Company shall not be entitled to terminate in the event that such termination would prevent the Director being considered for or receiving any insurance or medical benefits provided or paid for by the Company; or

17.2.11	the Director is convicted of any offence regarding insider dealing under the Criminal Justice Act 1993 or under any other present or future statutory enactment or regulation relating to insider dealing.

17.3	If this Agreement is terminated:

17.3.1	by the Company (other than lawfully pursuant to clause 2.1 and clause 17.2); or

17.3.2	by the Director in the event of a Constructive Dismissal

then (without prejudice to any other rights of the Director under this Agreement) (a) the Company shall within 7 days of the effective date of the termination of the Director’s employment pay to the Director the Prescribed Sum and (b) all conditional awards of shares and all share options held by the Director shall immediately vest and become exercisable to the extent permissible by law and the Company shall exercise, or shall procure the exercise of any discretions capable of being exercised in favour of the Director, to the extent permissible by law, and shall do so in the most beneficial manner permitted under any scheme rules.

17.4	For the purposes of this Agreement:

17.4.1	a “Constructive Dismissal” shall (without limitation) include when the Director terminates his employment under this Agreement in consequence of one or both of the following:

17.5.1.1	a material adverse change in the nature of the Directors’ responsibilities or a material diminution in the Director’s status;

17.5.1.2	any material breach by the Company of any of the material terms of this Agreement; and

17.5	For the purposes of this Agreement, the “Prescribed Sum” shall be a sum equal to 95% (in order to take account of the accelerated receipt of the sum) of the annual value of the Directors’ Salary, benefits, pension contributions and the on target bonus (reduced pro rata on a daily basis in respect of any part of the notice period served by the Director) and such payment shall be accepted by the Director as being in full and final settlement of any claims the Director may have under his Agreement. For the purposes of this clause “benefits” means: the replacement value of the club subscriptions, private medical cover, life cover, company car, and permanent health insurance provided to the Director.

17.6	The Executive and the Company agree that the payments made under clause 17.3 represent genuine pre-estimates of the losses the Director is likely to incur as a result of the termination of his employment in the specified circumstances. The provisions of these clauses are without prejudice to the Director’s accrued rights in respect of Salary, holiday pay, benefits, pro rata bonus and other sums due to him up to the date of termination of his employment.

17.7	Upon termination of this Agreement the Director will at the Company’s request promptly resign in writing as a Director of the Company and any Group Company (and as a member of any committee of the Board) and of any company of which the Company is a shareholder, and will promptly deliver to the Company any property of the Company or Group Company including all copies in whatever form then in his possession.

17.8	The Director irrevocably authorises the Company to appoint a person in his name and on his behalf to execute all documents including any letter of resignation and to do all such acts as are necessary on behalf of the Director for the purposes of compliance with this clause if he fails to do so within 7 days of a written request.

17.9	The Director shall not at any time make any untrue statement in relation to the Company or any Group Company, and in particular shall not in the event of termination of his employment under the Agreement wrongfully represent himself as being employed or connected with the Company or any Group Company.

18	CONFIDENTIALITY

18.1	The Director will not disclose any confidential information relating to the Group or any third party which may have been obtained in the course of his employment except with the express written consent of the Board in the proper performance of his duties or in compliance with an order of a competent court.

18.2	This prohibition does not apply to confidential information that comes into the public domain through no act or neglect of the Director.

18.3	The Director shall during his employment under this Agreement use reasonable endeavours to prevent the unauthorised use or disclosure of any Confidential Information by any other officer, employee or agent of the Company or any other Group Company and shall be under an obligation to report to the Board any such unauthorised use or disclosure of any Confidential Information which comes to his knowledge.

19	COPYRIGHT

The copyright in any material arising from or in connection with this employment is assigned to the Company.

20	RESTRICTIONS

The Director will be bound by the provisions of the Schedule to this Agreement.

21	THE MODEL CODE

It shall be a fundamental term of this Agreement that the Director shall comply at all times with The Model Code and codes of conduct of the Company for the time being in force in relation to dealings in shares, debentures or other securities of the Company or any unpublished price sensitive information affecting the securities of any other company.

22	CONTINUATION

Paragraphs 17.4, 17.5 and 18 to 20 inclusive will continue in force after the termination of this Agreement.

23	VARIATION

23.1	The Company may vary Paragraphs 7, 8, 11, 14 and 15 but only with the consent of the Director.

23.2

If the employment of the Director under this Agreement is terminated by reason of the liquidation of the Company for the purposes of reconstruction or amalgamation or other reconstructions of the Company not involving a liquidation and the Director is offered employment with any company, concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions not less favourable than the terms of this Agreement then the Director shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of him employment under this Agreement.

24	NOTICES

24.1	Any notice or other communication given or made under this Agreement shall be in writing and may be delivered to the relevant party or sent by first class prepaid letter or facsimile to the address of that party specified in this Agreement or to that party’s facsimile number thereat or such other address or number as may be notified by that party from time to time for this purpose, and shall be effectual notwithstanding any change of address or number not so notified.

24.2	Unless the contrary shall be proved each such notice or communication shall be deemed to have been given or made and delivered, if by letter, seventy two hours after posting and, if by delivery or facsimile, when respectively delivered or transmitted.

25	THE EMPLOYMENT RIGHTS ACT 1996 (“ERA”)

This Agreement contains the particulars required to be given under Sections 1 and 3 of the ERA to the intent that, as of the date of this Agreement, the Company shall not be required to deliver to the Director a separate written statement pursuant to Section 1 of the ERA.

26	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

27	PREVIOUS AGREEMENTS

This Agreement supersedes and replaces all previous agreements, understandings and arrangements (whether verbal or written) between the Company and the Director.

28	RELOCATION

The Company will reimburse the Director for any reasonable relocation expenses incurred in connection with any relocation by the Director of his family out of London nearer to Reading. Such expenses would include legal conveyancing fees, stamp duty and other reasonable moving costs associated with the purchase of domestic property, subject of production of appropriate receipts, invoices or other evidence of expenditure.

29	COLLECTIVE AGREEMENTS

There are no collective agreements directly affecting the Director’s employment.

30	GOVERNING LAW

This Agreement shall be governed by and construed in all respects in accordance with English law and the parties agree to submit to the non-exclusive jurisdiction of the English courts as regards any claim or matter arising in respect of this Agreement.

Signed by the parties on the date written on the first page of this Agreement.

SIGNED BY
for and on behalf of THE COMPANY

SIGNED BY JOHN DAVIS

SCHEDULE 1

1.	In this Schedule:-

1.1	“Expiry Date” means the date of termination or expiry of this Agreement for any reason.

1.1.1	“in any capacity” means on the Director’s own behalf or jointly with or on behalf of any person, firm or company.

1.1.2	“Confidential Information” means confidential information of the Group which would be of value to a competitor or could reasonably enable a competitor to obtain an unfair advantage in trading in competition with the Group.

“Business” means the business of the Group in providing classified advertising directories and associated products and services including print, internet and telephone based directories and services to businesses and consumers.

2.	Since the Director is likely to obtain in the course of his employment with the Group, trade secrets and Confidential Information and personal knowledge of customers and employees of the Group, the Director agrees with the Company that he will be bound by the following covenants for 12 months immediately following the Expiry Date:

1.4.1	The Director will not in any capacity solicit or endeavour to entice away or offer engagement or employment to, or engage or employ or procure any Designated Person, who was an employee of the Company or any Group Company at the Expiry Date, to be engaged or employed in any business which competes or, in the Director’s knowledge, is about to compete with the Business.

A Designated Person is a senior employee of the Company or any Group Company with whom the Director has had personal dealings in the 12 months immediately preceding the Expiry Date and who had at the Expiry Date knowledge of trade secrets or Confidential Information or knowledge of and connections or influence with customers of the Company or any Group Company.

1.4.2	The Director will not in any capacity for the purposes of any business which competes or, in the Director’s knowledge, is about to compete with the Business, canvass, solicit, deal with or accept business or custom from any person, firm or company:

(a)	that was a customer of the Company or any Group Company during the 12 months immediately preceding the Expiry Date (“the 12 month period”); and

(b)	with whom or with which the Director personally had had dealings during the 12 month period in the course of his employment.

1.4.3	The Director will not in any capacity carry on, be engaged or employed or be concerned or interested in any business, or take steps to set up, promote or facilitate the establishment of any business which competes or, in the Director’s knowledge, is about to compete with the Business.

For the purposes of this Clause 2, any reference to “engagement or employment” means engagement or employment whether under a contract or otherwise and if under a contract includes a contract of employment, or contract for services or any other form of contract and the terms “engage” and “employ” and their derivatives shall be construed in accordance with this definition.

3.	The duration of each of the covenants set out in clause 2 above shall be reduced the number of days Garden Leave served by the Director in accordance with clause 15 of the Agreement.

4.	For the avoidance of doubt it is expressly agreed that each of the sub-clauses (i)-(iii) in Clause 2 is intended to contain separate and severable restraints and if any one or more of such sub-clauses are for any reason unenforceable in whole or in part, then the other sub-clauses shall nonetheless be and remain effective.

5.	The Director acknowledges that the restraints contained in this Schedule and each of them are necessary to protect the legitimate interests of the Group, are no wider than reasonably necessary for that purpose, and are reasonable as between the parties to this Agreement.

6.	If any of the restrictions contained in this Schedule shall be adjudged to be void or ineffective or unenforceable for whatever reason but would be adjudged to be valid and effective if part of the wording were deleted or the periods reduced or the area reduced in scope, they shall apply with such modifications as may be necessary to make them valid and effective.